Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Capital Investment
Released	12:00 13-Sep-06
Number	8495I

€200 million capital investment programme in cider manufacturing capacity

CCR.I CCR.L

Dublin, London, September 13th, 2006: C&C Group plc ('C&C' or the 'Group'), a leading manufacturer, marketer and distributor of branded beverages in Ireland and the U.K., today hosted a site visit for analysts at its Clonmel cider manufacturing facility.

At the site visit, C&C announced a €200 million capital investment programme to double its cider manufacturing capacity in Clonmel within an 18-month timeframe. It is expected that key elements of the capacity increase will become operational in spring 2007. The expansion reflects the rapid growth of C&C's Magners cider brand.

The resulting investment in both fixed and working capital will reduce the Group's FCF/EBITDA [i] expectation to a 30-40% range in each of 2006/07 and 2007/08 fiscal years. This, however, will not affect the Group's progressive dividend policy.

Brendan McGuinness, Managing Director of C&C's Cider Division commented "This is the Group's largest ever capital investment programme and is designed to resolve our current supply difficulties and provide an ample level of spare capacity going forward".

(i) Free Cash Flow/Earnings before interest, tax, depreciation and amortization

About C&C Group plc
C&C Group plc is a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK. C&C manufactures the leading Irish cider brand, Bulmers, and the premium international cider brand, Magners, for export to the United Kingdom, the United States and Continental Europe. C&C also exports spirits and liqueurs, including the premium Irish whiskey brand, Tullamore Dew, to over 80 international markets.

The Group's portfolio also comprises some of Ireland's leading beverage brands including Club soft drinks and Ballygowan bottled water. C&C also distributes within the Irish market several leading international brands, owned by third parties, including 7UP and Pepsi soft drinks and a portfolio of wines and spirits.

Investors and analysts	Irish Media	International Media
Mark Kenny/Jonathan Neilan K Capital Source Tel: +353 1 631 5500 Email: c&cgroup@kcapitalsource.com	Paddy Hughes/ Ann-Marie Curran Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar M Communications Tel: +44 207 153 1523 Email: orlebar@mcomgroup.com

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